Exhibit (a)(1)(iv)
R.H. DONNELLEY CORPORATION
OFFER TO EXCHANGE
REJECTION FORM
     You are not required to return this form if you do not wish to exchange your eligible awards in the offer and your eligible awards will remain in full force and effect at their original exercise price and on their original terms and conditions. However, if your eligible awards include incentive stock options, you may be able to preclude the possibility of modification of the holding period of those options for tax purposes by completing this form and returning it as described below. See “Tax-Related Risks” in the R.H. Donnelley Corporation Offer to Exchange dated June 12, 2008 for more information.
     To affirmatively decline to participate in the exchange program described in the Offer to Exchange, you may (1) sign this form and write the date and time beside your signature, and (2) deliver this form by hand, by interoffice mail, by regular or overnight mail, or by facsimile for receipt by no later than the expiration date of the offer, as it may be extended, or July 12, 2008, whichever comes first, to:
Exchange Program
R.H. Donnelley Corporation
1001 Winstead Drive
Cary, North Carolina 27513
Fax No. (919) 297-1212
* * * * *
     I have received the offer to exchange and DECLINE TO PARTICIPATE in the offer. By rejecting the offer, I will not receive any new stock appreciation right(s) (“SARs”) under the exchange program, and I will keep my current option(s) and/or SAR(s).
     Signature Instructions: You must complete and sign this rejection form exactly as your name appears on the award agreement(s) evidencing the outstanding options and/or SARs you are tendering. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, or another person acting in a fiduciary or representative capacity, please set forth the signer’s full title and include with this rejection form proper evidence of the authority of such person to act in such capacity.

Date	Signature

Time	Employee Name (please print)